UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

System1, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

87200P109

(CUSIP Number)

Nicholas Baker

c/o Just Develop It Limited

Larch House Parklands Business Park

Denmead, Hampshire PO7 6XP

United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109

1.	Names of Reporting Persons Nicholas Baker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,699,449(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,699,449(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,699,449(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,208,087 shares held directly by Mr. Baker and (ii) 491,362 shares held directly by Honix Capital Limited, a limited private company registered in England and Wales (“Honix”). The shares were received on April 20, 2022 in connection with the pro rata distribution by JDI & AFH Limited, a limited private company registered in England and Wales (“J&A”), of all its shares to its members. Mr. Baker is the sole director and controlling stockholder of Honix and has the sole voting and dispositive power over the securities held by Honix.

(2)

This percentage is calculated based upon 85,146,614 shares of Class A Common Stock outstanding as of April 13, 2022 as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on April 19, 2022.

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $0.0001 par value (“Class A Common Stock”) of System1, Inc. (formerly known as Trebia Acquisition Corp.), a Delaware corporation (the “Company” or the “Issuer” or “System1”). The address of the principal executive offices of the Issuer is 4235 Redwood Avenue, Marina Del Rey, CA 90066. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is filed by Nicholas Baker (the “Reporting Person”).

(b)	The principal business office of the Reporting Person is c/o Just Develop It Limited, Larch House Parklands Business Park Denmead, Hampshire PO7 6XP, United Kingdom.

(c)

Mr. Baker serves as Chief Marketing Officer of Just Develop It Limited, a limited private company registered in England and Wales (“JDIL”) and as the director of Honix. The principal business of JDIL is that of a venture capital investment business and controlling shareholder of J&A. The principal business of Honix and J&A is that of a venture capital investment business.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

The 7,699,449 shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Person were acquired by the Reporting Person on April 20, 2022 in a liquidating distribution by J&A of all of its 28,650,499 shares of Class A Common Stock of the Issuer to all of the shareholders of J&A, pro-rata in accordance with their respective interests in J&A, for no consideration. The Reporting Person held a 27% interest in J&A prior to the liquidating distribution.

The Issuer’s shares that were distributed by J&A were issued to J&A in connection with the completion of the business combination (the “Business Combination”) on January 27, 2022 as contemplated by that certain Business Combination Agreement, dated as of June 28, 2021, as amended on November 30, 2021, January 10, 2022 and January 25, 2022, by and among Trebia Acquisition Corp. (“Trebia”), S1 Holdco, LLC, a Delaware limited liability company (“S1 Holdco”), System1 SS Protect Holdings, Inc., a Delaware corporation (“Protected” and, together with S1 Holdco, the “Companies” or “Old System1”), and the other parties signatory thereto (as it may be amended and/or restated from time to time, the “Business Combination Agreement”).

Prior to the consummation of the transactions contemplated by the Business Combination Agreement, the Reporting Person held an interest in Protected.net Group Limited (“Protected UK”), 94% of which he acquired in 2016 upon Protected UK’s founding, and 6% of which he acquired in 2020. The Reporting Person and the other shareholders (the “Exchanging UK Holders”) of Protected UK exchanged all of their shares of Protected UK for shares of common stock of Protected (the “Protected UK Share Exchange”); and (b) following the Protected UK Share Exchange, the Exchanging UK Holders (other than Lone Star Friends Trust) contributed all of the shares of common stock of Protected received by the Exchanging UK Holders pursuant to the Protected UK Share Exchange to J&A in exchange for ordinary shares of J&A.

Upon the consummation of the merger of Protected with and into Orchid Merger Sub I, Inc. at the closing of the transactions contemplated in the Business Combination Agreement, J&A received, in respect of the cancellation of 6,832,811 shares of common stock of Protected held by J&A, $105,266,634 in cash and 28,650,499 shares of Class A Common Stock of the Issuer.

Item 4. Purpose of Transaction

The information set forth in Item 3 above is incorporated into this Item 4 by reference.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person’s ownership of the Issuer’s securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease their holdings on such terms and at such times as they may decide.

Other than as described above in this Item 4, the Reporting Person does not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The Reporting Person beneficially owns 7,699,449 shares of Class A Common Stock, which consists of (i) 7,208,087 shares held directly by Mr. Baker and (ii) 491,362 shares held directly by Honix. The shares were received on April 20, 2022 in connection with the pro rata distribution by J&A of all its shares to its members. Mr. Baker is the sole director of Honix. The shares reported in this Schedule 13D represent approximately 9.0% of the outstanding shares of Class A Common Stock. The calculation of the percentage of the shares of Common Stock beneficially owned is based on 85,146,614 shares of Common Stock outstanding as of April 13, 2022, as reported in the Issuer’s Prospectus filed with the SEC on April 19, 2022.

(b)	Mr. Baker is the sole director and controlling stockholder of Honix and has the sole power to vote and dispose of the shares of Class A Common Stock held directly and the shares held by Honix.

(c)	Except as described in Item 3, Mr. Baker has not engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Person. (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Bylaws

In connection with the Business Combination, the Issuer adopted its Bylaws, which, subject to certain exceptions, restrict the former equityholders of Old System1 who received Class A Common Stock of the Issuer in connection with the consummation of the Business Combination, including the Reporting Person, from transferring any securities in System1 received as consideration in connection with the Business Combination, including any earnout shares. Such restrictions began on the Closing Date and end on the earlier of (a) the date that is 180 days after the Closing Date, and (b) the day after the date which is 150 days after the Closing Date that the volume-weighted average price of the Class A Common Stock reaches a price of at least $12.00 per share for twenty out of the thirty consecutive trading days.

The foregoing description of the terms of the Bylaws is intended as a summary only and is qualified in its entirety by reference to the Bylaws, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

A.

Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K, File No. 001-39331, filed with the SEC on February 2, 2022, as amended on February 9, 2022 and April 4, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2022

NICHOLAS BAKER

/s/ Nicholas Baker

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A.

Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K, File No. 001-39331, filed with the SEC on February 2, 2022, as amended on February 9, 2022 and April 4, 2022).